VK 3-18-04

AA 3/17/2004 * *

04016056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 2 2004
158 SECTION
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Instinet, LLC
FN: Instinet Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212) 310-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M. CIRAGO
Notary Public, State of New York
No. 01CI4526914
Qualified in Suffolk County
Commission Expires 2/28/20 07

Linda M. Cirago
Notary Public

John Fay
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet, LLC

(formerly Instinet Corporation)
(A wholly owned subsidiary of Instinet Group, Inc.)

Statement of Financial Condition
December 31, 2003

Instinet, LLC
(formerly Instinet Corporation)
(A wholly owned subsidiary of Instinet Group, Inc.)
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of Instinet, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Instinet, LLC (the "Company"), at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company reorganized in December 2003.

PricewaterhouseCoopers LLP

February 12, 2004

Instinet, LLC
(formerly Instinet Corporation)
(A wholly owned subsidiary of Instinet Group, Inc.)
Statement of Financial Condition
December 31, 2003

(in thousands)

Assets		
Cash and cash equivalents	$	210,525
Securities owned, at market value		179,026
Receivable from broker-dealers		8,288
Commissions and other receivables		9,846
Receivable from affiliate		44,816
Deferred tax asset, net		16,037
Investment, at fair value		6,366
Other assets		927
Total assets	$	475,831
Liabilities and Member's Equity		
Payable to affiliate	$	140,374
Accounts payable		50,092
Accrued compensation		26,695
Accrued restructuring		6,357
Payable to broker-dealers		1,006
Accrued expenses and other liabilities		32,699
Total liabilities		257,223
Total member's equity		218,608
Total liabilities and member's equity	$	475,831

The accompanying notes are an integral part of this financial statement.

(in thousands)

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company"), formerly Instinet Corporation, is a wholly owned subsidiary of Instinet Group, Inc. ("IGI") which is ultimately indirectly majority owned by Reuters Group PLC ("Reuters"). The Company provides agency brokerage services to institutional customers primarily through its automated real time trading system.

In December 2003, IGI reorganized its corporate structure and as a result Instinet Corporation converted into a limited liability company, transferred ownership of its subsidiaries in the form of both a cash and non-cash dividend to IGI at their net book value, and was renamed Instinet, LLC. The financial statements include the accounts of the Company and its previously wholly owned subsidiaries, Instinet Clearing Services, Inc. ("ICS"), Instinet Technologies Limited Partnership ("ITLP"), Harborview LLC ("Harborview") and Lynch, Jones and Ryan, Inc. ("LJR") for the first eleven months of 2003. The Company, ICS, Harborview and LJR are registered broker-dealers with the Securities and Exchange Commission ("SEC") and members of the National Association of Securities Dealers, Inc ("NASD").

As part of reorganization, the following assets and liabilities of the aforementioned subsidiaries were transferred from the Company in the form of a non-cash transaction:

Securities owned	$ 67
Securities segregated under Federal regulations	213,400
Securities borrowed	336,431
Receivable from customers	123,153
Receivable from broker-dealers	143,378
Receivable from affiliate	404
Commissions and other receivables	3,439
Fixed assets and leasehold improvements	97,318
Deferred tax assets	1,816
Other assets	74,560
Payable to customers	(274,946)
Payable to broker-dealers	(95,946)
Securities loaned	(378,435)
Taxes payable	(11,288)
Other liabilities and accrued expenses	(57,045)
	$ 176,306

Instinet is a global electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to customers in order to execute their equity securities orders with other institutional customers or to access other U.S. trading venues. The Company's customers can also trade outside traditional market hours and obtain select proprietary and third-party research.

(in thousands)

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Depreciation and Amortization

Equipment and leasehold improvements are depreciated and amortized over their estimated useful lives of two to ten years or the term of the lease, whichever is shorter, using the straight-line method.

Soft Dollar and Commission Recapture

Soft dollar and recapture expenses primarily relate to the purchase of third party research products as well as payments made as part of our commission recapture services.

3. Securities Owned

Securities owned are recorded on a trade date basis are carried at their market value.

At December 31, 2003, securities owned are comprised of $28,378 of corporate bonds and $150,648 of municipal bonds.

4. Investments

Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

At December 31, 2003, the investment balance consisted of an investment of $6,366 in the NASDAQ Stock Market Inc., which is carried at estimated fair value as determined by management.

(in thousands)

5. Commitments and Contingencies

In the ordinary course of business, the Company has been named as a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position.

6. Related Party Transactions

The Company clears all of its securities transactions through an affiliate, ICS. Pursuant to the clearing agreement, ICS can charge the Company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure.

The Company has entered into an agreement with Harborview, LLC to provide floor brokerage services.

The Company receives services related to its core communications network from Radianz, Inc., a company which is approximately 50% owned by Reuters. The services are provided under a master agreement between Reuters and Radianz.

The Company occupies space for which the lease is held by IGI.

Substantially all employees of the Company participate in the IGI Stock Option Plan, which was adopted in February 2000, and amended on September 2, 2000. It is the Company's policy to grant options for the purchase of shares of common stock at not less than market value. Options generally vest over a four-year period and expire on the tenth anniversary of the grant date, pursuant to the terms of the agreement. IGI applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options plans.

Pursuant to operating agreement, IGI provides the Company with all operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IGI. The IGI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan and the Company matched 25% of the employees' pre-tax contributions. To be eligible for the contribution, employees need to have been an active employee as of December 31, 2003 with at least 3 months of service.

(in thousands)

7. Credit, Market and Other Risks

Due to its relationship with ICS, the Company is exposed to substantial credit risk from its customers' securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

8. Income Taxes

The Company, together with IGI and certain other affiliates in the U.S., file a consolidated federal income tax return. The Company pays or recovers from its U.S. subsidiaries and affiliates the taxes they have recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

(in thousands)

The temporary differences which have created deferred tax asset and liability as of December 31, 2003 are detailed below:

Deferred tax assets	
Net operating losses	$ 12,545
Accruals and allowances	6,929
Unrealized losses on securities owned	3,675
Total deferred tax assets	23,149
Deferred tax liabilities	
Depreciation and amortization	(1,475)
Total deferred tax liability	(1,475)
Valuation allowance	(5,637)
Deferred tax asset, net	$ 16,037

Management believes that it is more likely than not that the tax assets, net of the valuation allowance, will be realized. The valuation allowance principally relates to certain state tax operating losses and unrealized losses on investments and securities owned, net, that may not be realized in the future.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.

10. Regulatory Requirements

The Company a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2003, the Company had net capital of $133,847, which was $133,597 in excess of its required net capital of $250.

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.

(in thousands)

11. Restructuring

In 2003, the Company incurred a pre-tax restructuring charge for workforce reduction. At December 31, 2003, the Company carried a liability of $6,357 associated with this and previous restructuring charges.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Pursuant to SEC Rule 17a-5

February 12, 2004

To The Board of Directors and
Stockholder of Instinet LLC

In planning and performing our audit of the financial statements and supplement schedules of Instinet, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP